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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                        AMENDMENT NO. 4 TO SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          KAPSON SENIOR QUARTERS CORP.
                           (NAME OF SUBJECT COMPANY)

                          PROMETHEUS ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                        PROMETHEUS SENIOR QUARTERS, LLC
                                    (BIDDER)

                          COMMON STOCK, $.01 PAR VALUE
         $2.00 CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, $.01 PAR VALUE
                       (TITLES OF CLASSES OF SECURITIES)

                                    485624100
              (CUSIP NUMBER OF CLASS OF SECURITIES) (COMMON STOCK)

                      ROBERT P. FREEMAN AND MURRY N. GUNTY
                 C/O LAZARD FRERES REAL ESTATE INVESTORS, L.L.C.
                        30 ROCKEFELLER PLAZA, 63RD FLOOR
                            NEW YORK, NEW YORK 10020
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   Copies to:
                           JONATHAN L. MECHANIC, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                         NEW YORK, NEW YORK 10004-1980
                                 (212) 859-8000

                                 MARCH 2, 1998
       (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 14D-1)

                            ------------------------

                           CALCULATION OF FILING FEE


            TRANSACTION VALUATION*           AMOUNT OF FILING FEE*
            ----------------------           ---------------------
                 $181,467,450                     $36,293.50

 * For the purpose of calculating the fee only, this amount assumes the purchase of 7,750,000 shares of Common Stock of Kapson Senior Quarters Corp. at $14.50 per share, options to purchase 142,100 shares of Common Stock at $14.50 per share and 2,400,000 shares of $2.00 Convertible Exchangable Preferred Stock of Kapson Senior Quarters Corp. at $27.93 per share. Such number of shares includes all outstanding shares as of February 20, 1998, and assumes the exercise of outstanding stock options to purchase an aggregate of 142,100 shares of Common Stock. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, equals 1/50 of one percent of the cash offered by the Bidder.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         AMOUNT PREVIOUSLY PAID:    N/A           FILING PARTY:  N/A
         FORM OR REGISTRATION NO.:  N/A           DATE FILED:    N/A

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

-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Prometheus Acquisition Corp.
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) / /
      (b) /x/
-------------------------------------------------------------------------------
   3  SEC USE ONLY
-------------------------------------------------------------------------------
   4  SOURCES OF FUNDS (SEE INSTRUCTIONS)
      AF
-------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) OR 2(f)                     / /
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
   7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,150,000 shares of Common Stock (see Item 6)
-------------------------------------------------------------------------------
   8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                       / /
-------------------------------------------------------------------------------

   9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
      54% (see Item 6)
-------------------------------------------------------------------------------
  10  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Prometheus Senior Quarters, LLC
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) / /
      (b) /x/
-------------------------------------------------------------------------------
   3  SEC USE ONLY
-------------------------------------------------------------------------------
   4  SOURCES OF FUNDS (SEE INSTRUCTIONS)
      AF
-------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) OR 2(f)                     / /
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
   7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,150,000 shares of Common Stock (see Item 6)
-------------------------------------------------------------------------------
   8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                         / /
-------------------------------------------------------------------------------
   9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
      54% (see Item 6)
-------------------------------------------------------------------------------
  10  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      00
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      LF Strategic Realty Investors II L.P.
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a) / /
      (b) /x/
-------------------------------------------------------------------------------
   3  SEC USE ONLY
-------------------------------------------------------------------------------
   4  SOURCES OF FUNDS (SEE INSTRUCTIONS)
      AF, BK*
-------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) OR 2(f)                                 / /
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
   7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,150,000 shares of Common Stock (see Item 6)
-------------------------------------------------------------------------------
   8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                      / /
-------------------------------------------------------------------------------
   9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
      54% (see Item 6)
-------------------------------------------------------------------------------
  10  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      00
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Lazard Freres Real Estate Investors, L.L.C.
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) / /
      (b) /x/
-------------------------------------------------------------------------------
   3  SEC USE ONLY
-------------------------------------------------------------------------------
   4  SOURCES OF FUNDS (SEE INSTRUCTIONS)
      AF
-------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) OR 2(f)                     / /
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
   7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,150,000 shares of Common Stock (see Item 6)

-------------------------------------------------------------------------------
   8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                       / /
--------------------------------------------------------------------------------
   9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
      54% (see Item 6)
--------------------------------------------------------------------------------
  10  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      00
--------------------------------------------------------------------------------

     This Statement relates to a tender offer by Prometheus Acquisition Corp., a Delaware corporation (the 'Offeror') and a wholly owned subsidiary of Prometheus Senior Quarters, LLC, a Delaware limited liability company ('Parent'), to purchase all outstanding shares of (i) Common Stock, par value $.01 per share (the 'Common Stock') and (ii) $2.00 Convertible Exchangable Preferred Stock, par value $.01 per share (the 'Preferred Stock' and, together with the Common Stock, the 'Shares'), of Kapson Senior Quarters Corp, a Delaware corporation (the 'Company'), at a purchase price of $14.50 per share of Common Stock (the 'Common Stock Offer Price') and $27.93 per share of Preferred Stock (the 'Preferred Stock Offer Price'), in each case net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 2, 1998 (the 'Offer to Purchase'), and in the Letters of Transmittal relating to such Shares (which, as either may be amended or supplemented related from time to time, collectively constitute the 'Offer'), copies of which are filed as Exhibits a(1) and a(2) hereto, respectively, and which are incorporated herein by reference. This Statement shall also constitute an Amendment No. 4 to
Schedule 13D with respect to shares of Common Stock which Parent or the Offeror may be deemed to beneficially own.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Kapson Senior Quarters Corp. The address of the principal executive offices of the Company is set forth in
Section 8 ('Certain Information Concerning the Company') of the Offer to Purchase and is incorporated herein by reference.

     (b) The exact titles of the classes of equity securities of the Company being sought in the Offer are Common Stock, par value $.01 per share, and $2.00 Convertible Exchangeable Preferred Stock, par value $.01 per share. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ('Price Range of Common Stock; Dividends') of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) through (d), (g) The information set forth in the Introduction and
Section 9 ('Certain Information Concerning the Offeror and Parent') of the Offer to Purchase, and in Schedules I and II thereto, is incorporated herein by reference.

     (e) and (f) None the Offeror, Parent, LF Strategic Realty Investors II L.P., Lazard Freres Real Estate Investors, L.L.C., nor, to the best of their knowledge, any of the persons listed in Schedules I and II of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in Section 11 ('Background of the Offer; Past Contacts with the Company') of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Introduction and Section 11 ('Background of the Offer; Past Contacts with the Company'), Section 8 ('Certain Information Concerning the Company') and Section 9 ('Certain Information Concerning the Offeror and Parent') of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 10 ('Source and Amount of Funds') of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) through (e) The information set forth in the Introduction, Section 11 ('Background of the Offer; Past Contacts with the Company') and Section 12 ('Purpose of the Offer; Short Form Merger; Plans for the Company') and Section 13 ('The Merger Agreement and Related Agreements') of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7 ('Effect of the Offer on Market for Common Stock and Registration under the Exchange Act') of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction, Section 9 ('Certain Information Concerning the Offeror and Parent') and Section 13 ('The Merger Agreement and Related Agreements') of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.


     The information set forth in the Introduction, Section 11 ('Background of the Offer; Past Contacts with the Company') and Section 13 ('The Merger Agreement and Related Agreements') of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and in Section 17 ('Fees and Expenses') of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ('Certain Information Concerning the Offeror and Parent') of the Offer to Purchase is hereby incorporated by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in Section 11 ('Background of the Offer; Past Contacts with the Company'), Section 12 ('Purpose of the Offer; Short Form Merger; Plans for the Company') and Section 13 ('The Merger Agreement and Related Agreements') of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 16 ('Certain Legal Matters; Required Regulatory Approvals') of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ('Effect of the Offer on the Market for Common Stock and Registration under the Exchange Act') is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letters of Transmittal is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated March 2, 1998.

     (a)(2) Letters of Transmittal relating to Common Stock and Preferred Stock.

     (a)(3) Letter from Lazard Freres & Co. LLC, as Dealer Manager, to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(4) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

     (a)(5) Notice of Guaranteed Delivery relating to Common Stock and Preferred Stock.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Press Release issued by Parent and the Company on February 24, 1998, and tombstone advertisement dated March 2, 1998.

     (c)(1) Amended and Restated Agreement and Plan of Merger, dated as of February 23, 1998, among Parent, the Offeror and the Company.

     (c)(2) Second Amended and Restated Stockholder Agreement, dated as of February 23, 1998, between Parent and the Kaplans.

     (c)(3) Escrow Agreement, dated as of February 23, 1998, among the Kaplans, the Company and the Offeror.

     (c)(4) Amended and restated employment agreements, dated as of February 23, 1998, between the Company and each of the following employees: (1) Glenn Kaplan as Chief Executive Officer; (2) Evan A. Kaplan as Chief Operating Officer; (3) Wayne L. Kaplan as Senior Executive Vice President, Secretary or General Counsel; and (4) Raymond DioGuardi as Chief Financial Officer.

     (c)(5) Letter Agreement, dated as of February 23, 1998 among the Company, the Kaplans, the Offeror and Parent.

     (c)(6) Letter from Lazard Freres Real Estate Investors, L.L.C. to the Board of Directors of ARV Assisted Living Inc., dated October 29, 1997, amending and restating the terms of the letter agreement, dated September 30, 1997, between the same parties.

     (d) None.

     (e) Not applicable.

     (f) None.

                                   SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: March 2, 1998
                                     PROMETHEUS ACQUISITION CORP.

                                     By: /s/ Robert P. Freeman
                                       __________________________________

                                           Name: Robert P. Freeman
                                           Title: President

                                     PROMETHEUS SENIOR QUARTERS, LLC

                                     By: LF STRATEGIC REALTY INVESTORS II L.P.,
                                          its Sole Member

                                     By: LAZARD FRERES REAL ESTATE
                                         INVESTORS, L.L.C., its General Partner

                                     By: /s/ Robert P. Freeman
                                         __________________________________
                                         Name: Robert P. Freeman
                                         Title: Principal

                                     LF STRATEGIC REALTY INVESTORS II L.P.

                                     By: LAZARD FRERES REAL ESTATE INVESTORS,
                                         L.L.C., its General Partner

                                     By: /s/ Robert P. Freeman
                                         __________________________________
                                         Name: Robert P. Freeman
                                         Title: Principal

                                     LAZARD FRERES REAL ESTATE INVESTORS, L.L.C.

                                     By: /s/ Robert P. Freeman
                                         __________________________________
                                         Name: Robert P. Freeman
                                         Title: Principal

                                 EXHIBIT INDEX

EXHIBIT NO.   DOCUMENT
-----------   ------------------------------------------------------------------------------------------------------
     (a)(1)   Offer to Purchase, dated March 2, 1998.
     (a)(2)   Letters of Transmittal relating to Common Stock and Preferred Stock.
     (a)(3)   Letter from Lazard Freres & Co. LLC, as Dealer Manager, to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.
     (a)(4)   Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.
     (a)(5)   Notice of Guaranteed Delivery relating to Common Stock and Preferred Stock.
     (a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
     (a)(7)   Press Release issued by the Parent and the Company on February 24, 1998, and tombstone advertisement dated March 2, 1998.
     (c)(1)   Amended and Restated Agreement and Plan of Merger, dated as of February 23, 1998, among Parent, the
              Offeror and the Company.
     (c)(2)   Second Amended and Restated Stockholder Agreement, dated as of February 23, 1998, between Parent and the Kaplans.
     (c)(3)   Escrow Agreement, dated as of February 23, 1998, among the Kaplans, the Company and the Offeror.
     (c)(4)   Amended and restated employment agreements, dated as of February 23, 1998, between the Company and each of the following employees: (1) Glenn Kaplan as Chief Executive Officer; (2) Evan A. Kaplan as
              Chief Operating Officer; (3) Wayne L. Kaplan as Senior Executive Vice President, Secretary or General

              Counsel; and (4) Raymond DioGuardi as Chief Financial Officer.
     (c)(5)   Letter Agreement, dated as of February 23, 1998, among the Company, the Kaplans, the Offeror and
              Parent.
     (c)(6)   Letter from Lazard Freres Real Estate Investors, L.L.C. to the Board of Directors of ARV Assisted
              Living Inc., dated October 29, 1997, amending and restating the terms of the letter agreement, dated
              September 30, 1997, between the same parties.
        (d)   None.
        (e)   Not applicable.
        (f)   None.